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March 6, 1998




Mr Ernest J. Wright
General Counsel
The Travelers Insurance Company
One Tower Square - 8MS
Hartford, CT 06183

Re:  Amendment No. 2 to the June 16, 1995 Limited Guarantee
     Agreement Between The Travelers Insurance Company ("TIC") and The Travelers Life and Annuity Company ("TLAC")

Dear Mr. Wright:

The Company's March 3, 1998 request for approval of the subject transaction, submitted on a Form D, is approved pursuant to Conn. Gen. Stat 38a-(b)(1).

The Limited Guarantee Agreement as amended quarantees as to principal and interest the securities registered by TLAC in connection with the issuance of up to an additional $200 million of Modified Guaranteed Annuity Contracts in accordance with Rule S-2 of the SEC with respect to registration of the contracts. The Amendment is effective January 21, 1998.

Very Truly yours,



Debra F. Winter
Insurance Accredited Financial Examiner
Examination Division
Financial Analysis Unit